Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Prospectus dated March 31, 2006)	Registration Statement No. 333-132868 December 4, 2006

ZIONS BANCORPORATION

Issuer:	Zions Bancorpation
Size:	$240,000,000
Security:	9,600,000 Depositary Shares each representing a 1/40th ownership interest in a share of Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock ("Preferred Stock")
Price to Public:	$25.00 per depositary share
Expected Ratings:	Baa2 from Moody's, BBB- from S&P, BBB+ from Fitch, BBB from DBRS
Dividends (Non-Cumulative):	At a rate per annum equal to the greater of (1) 0.520% above three-month LIBOR and (2) 4.000%
Dividend Payment Dates:	The 15th day of December, March, June and September of each year, commencing on March 15, 2007
Trade Date:	December 4, 2006
Settlement Date:	December 7, 2006 (T + 3)
Maturity:	Perpetual, unless redeemed by the Issuer
Redemption:	The Series A Preferred Stock is not redeemable prior to December 15, 2011. On and after that date, the Series A Preferred Stock will be redeemable by the Issuer, in whole at any time or in part from time to time, at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends
Ranking:	Shares of the Series A Preferred Stock will rank senior to common stock and equally with each other series of preferred stock (except for any senior series that may be issued with any applicable requisite consent of the holders of the Series A Preferred Stock and any other class or series whose vote is required) with respect to the payment of dividends and distributions upon liquidation, dissolution or winding up
Net Proceeds Before Expenses to Zions Bancorporation:	$236,400,000
Bookrunners:	Goldman, Sachs & Co./ Merrill Lynch & Co.
Co-Managers:	Banc of America Securities / Keefe Bruyette & Woods / Lehman Brothers / Ryan Beck & Co.
Cusip:	98973A 10 4

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may contact Goldman, Sachs & Co. by calling toll free 1-866-471-2526, or Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling toll free 1-866-500-5408.